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                                                                       EXHIBIT 2

                               ALLIANCE AGREEMENT

        THIS ALLIANCE AGREEMENT (this "AGREEMENT"), dated as of June 30, 2000, is between Novadigm, Inc., a Delaware corporation ("NOVADIGM"), and Hewlett-Packard Company, a Delaware corporation ("HP").

                                    RECITALS

        A. Among other things, HP is in the business of developing, marketing, licensing, servicing and supporting network systems and enterprise management software through its OpenView electronic enterprise and OpenView service provider business segments ("HP OPENVIEW").

        B. HP has decided to immediately discontinue developing, marketing and licensing, and by December 31, 2001, discontinue supporting, HP OpenView's Desktop Administrator products and services ("DTA").

        C. Novadigm is currently marketing and licensing to end-users certain digital asset management software and associated documentation and services that are complementary to products and services offered by HP OpenView.

        D. Novadigm and HP desire to (i) integrate the products of HP OpenView with the products of Novadigm, (ii) jointly market and make available to existing and prospective customers the products of HP OpenView and Novadigm, as integrated, and (iii) provide customers the opportunity to replace DTA products and services with Radia (as defined below), all pursuant to the terms and conditions set forth in this Agreement.

        E. As consideration for HP's entering into this Agreement, Novadigm desires to issue to HP 940,000 shares of Common Stock, par value $0.001 per share, of Novadigm ("COMMON STOCK") and a Warrant to purchase an additional 250,000 shares of Common Stock.

                                   AGREEMENTS

        In consideration of the recitals and the mutual promises, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:


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                                   DEFINITIONS

        In addition to the capitalized terms elsewhere defined herein, the following terms, when used herein, shall have the following meanings:

        "ALLIANCE" means the arrangement between Novadigm and HP set forth in this Agreement and in the Integration Plan pursuant to which Novadigm will be the HP OpenView global alliance partner for digital asset management software.

        "ALLIANCE MANAGERS" means the management level employee designated by each of Novadigm and HP to act as alliance managers pursuant to Section 2.1, and any successors thereto pursuant to Section 7.7.

        "COMPETITIVE PRODUCT" means a product, other than HP OpenView's IT Administration product ("ITA") or Microsoft's SMS product, and any modifications thereto or new versions thereof, that a customer would use to wholly replace DTA or any Novadigm Product. For purposes hereof, a product could wholly replace another product if the replacement product offers substantially similar functionality as the replaced product and has the effect of reducing the likelihood that a customer would purchase both the replacement product and the replaced product.

        "CONFIDENTIAL INFORMATION" means information disclosed by either party to the other party, including prior to the date of this Agreement, in oral, visual or written form that is treated as confidential (whether or not marked as confidential) at the time of disclosure, including without limitation all code, inventions, algorithms, know-how and ideas and other business, technical and financial information.

        "CUSTOMER" means any existing or prospective customer of HP.

        "DOCUMENTATION" means the materials that a party provides to licensees of such party's products to assist such licensees in understanding, using, supporting and modifying such products.

        "EXISTING DTA CUSTOMERS" means Customers with valid licenses to use DTA products as of the date of this Agreement.

        "INTEGRATION REPRESENTATIVE" means the senior software developer designated by each of Novadigm and HP to act as integration representatives pursuant to Section 2.3, and any successors thereto pursuant to Section 7.7.

        "INTELLECTUAL PROPERTY RIGHTS" means copyrights, patent rights, trade secrets and other intellectual property rights.

        "NOVADIGM PRODUCTS" means the Enterprise Desktop Manager and Radia products of Novadigm, including any modifications or Enhancements thereto, or replacements or substitutions therefor, pursuant to product integration or other efforts under this Agreement or otherwise.


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        "OPENVIEW PRODUCTS" means the products of HP OpenView, excluding DTA and
ITA, and including, but not limited to, HP's OpenView VantagePoint products and HP's OpenView Venture products and any modifications or Enhancements thereto, or replacements or substitutions therefor pursuant to product integration or other efforts under this Agreement or otherwise.

        "RADIA" means the Radia products of Novadigm, including any modifications or Enhancements thereto, or replacements or substitutions therefor, pursuant to product integration or other efforts under this Agreement or otherwise.

                                   ARTICLE II

             INTEGRATION OF NOVADIGM PRODUCTS AND OPENVIEW PRODUCTS

        2.1 ALLIANCE MANAGERS. Within thirty (30) days of the date of this Agreement, each of Novadigm and HP shall, after consultation with the other party, appoint a management level employee to act as Alliance Manager. The Alliance Managers shall act as contact liaisons between, and oversee the activities of, the parties for the purposes of this Agreement and the parties' obligations hereunder. The parties agree to cause the Alliance Managers to meet at least once every calendar quarter during the term of this Agreement for the express purpose of establishing priorities for the integration of the OpenView Products and the Novadigm Products and the marketing and sales of the Novadigm Products.

        2.2 INTEGRATION PLAN. Within thirty (30) days after the date hereof, the Alliance Managers, the Integration Representatives (as defined below) and such other individuals as the parties deem appropriate, shall meet (the "ORGANIZATIONAL MEETING") to begin developing and documenting in final form a written plan (the "INTEGRATION PLAN") for obtaining integration of the Novadigm Products and the OpenView Products with respect to user interfaces and operational status and activities relating to the management of digital assets and customer sites ("INTEGRATION") that includes, without limitation: (a) an explanation of how such integration of the Novadigm Products and the OpenView Products will be obtained and maintained, (b) a development and delivery schedule, (c) a list of inputs or requirements (e.g., specifications, object code, comments, equipment, etc.), if any, from each party that each deliverable requires (the "REQUIREMENTS"), (d) estimated costs to obtain such integration of the Novadigm Products and the OpenView Products and (e) any other information that the parties deem appropriate. The Alliance Managers, the Integration Representatives and such other appropriate individuals shall thereafter work diligently together to complete the development and documentation of the Integration Plan within ninety (90) days after the date hereof. The Integration Plan shall include a schedule for introducing the first Novadigm Product integrated with an OpenView Product within one hundred eighty (180) days of the date of this Agreement. Notwithstanding the foregoing, each party will use commercially reasonable efforts to cause each deliverable to substantially conform to the list of minimum inputs or requirements ("MINIMUM INTEGRATION REQUIREMENTS") set forth on Section I of Schedule A attached hereto within one hundred eighty (180) days of the date of this Agreement.


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        2.3 INTEGRATION REPRESENTATIVES. Within thirty (30) days of the date of this Agreement, each of Novadigm and HP shall, after consultation with the other party, appoint a senior software developer to act as Integration Representative. The Integration Representatives shall be responsible for implementing the integration of the Novadigm Products and the OpenView Products pursuant to the Integration Plan and maintaining such integration during the term of this Agreement. Each of the parties shall devote such personnel (who, with the Integration Representatives, shall constitute the "DEVELOPMENT Team") and such financial and other resources as shall be necessary to support the activities of the Integration Representatives.

        2.4 NOVADIGM DELIVERABLES. Novadigm shall provide to the Development Team on an on-going basis the materials and items identified in the Requirements required to be provided by Novadigm pursuant to the Integration Plan for the sole purpose of allowing the Development Team to achieve and maintain the integration of the Novadigm Products and the OpenView Products, and Novadigm shall deliver the Novadigm Products required to implement the terms of this Agreement.

        2.5 HP DELIVERABLES. HP shall provide to the Development Team on an on-going basis the materials and items identified in the Requirements required to be provided by HP pursuant to the Integration Plan for the sole purpose of allowing the Development Team to achieve and maintain the integration of the Novadigm Products and the OpenView Products, and HP shall deliver the OpenView Products required to implement the terms of this Agreement.

        2.6 SUPPORT OF NOVADIGM PRODUCTS AND OPENVIEW PRODUCTS BETWEEN NOVADIGM AND HP. Each party shall install and provide basic training and the equivalent of level 2 engineering support with respect to its products to the other party for purposes of obtaining and maintaining the integration of the Novadigm Products and the OpenView Products pursuant to this Article II.

        2.7 ENHANCEMENTS. In the event that Novadigm or HP modifies, updates or enhances a Novadigm Product or an OpenView Product, respectively, to include new features or functionality, support new operating systems, run on new hardware architectures or otherwise that would have a material effect on the continued integration of the Novadigm Products and the OpenView Products (an "ENHANCEMENT"), such party shall, as soon as practicable prior to the release of such Enhancement, notify the other party of such Enhancement in a writing that includes reasonable detail regarding such Enhancement. Within thirty (30) days after any such notification, the parties shall cause the Development Team to develop and document in final form a plan to implement any other modifications to the Novadigm Products and OpenView Products that shall be necessary to ensure the continued integration of the Novadigm Products and the OpenView Products (the "ENHANCEMENT PLAN") that includes without limitation: (a) a development and delivery schedule, (b) a list of inputs or requirements (e.g., specifications, code, comments, equipment, etc.), if any, from each party that each deliverable requires, (c) estimated costs of completion and (d) any other information that the parties deem appropriate. The Development Team shall thereafter work diligently to implement the Enhancement Plan as soon as reasonably practicable.


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        2.8 INTERNET AND E-COMMERCE RELATED PRODUCTS. Within ninety (90) days of the date of this Agreement, and periodically thereafter, the Alliance Managers, the Integration Representatives and such other individuals as the parties deem appropriate, shall meet to discuss and evaluate in good faith additional opportunities for integration, joint marketing and joint sales of existing or proposed products of Novadigm and HP OpenView, including without limitation HP OpenView's Internet and e-commerce products. To the extent that the parties agree that such integration, joint marketing and joint sales would be beneficial to Novadigm and HP, which the parties will use reasonable best efforts to agree upon, the Development Team shall work diligently to develop specific plans and timetables for the integrating of such products as soon as reasonably practicable in accordance with this Article II and the Integration Plan and shall work diligently to implement such plans in accordance with such timetables. Novadigm and HP OpenView shall work diligently to jointly market and jointly sell any products integrated pursuant to such plans in accordance with
Article III and the Joint Marketing and Sales Plan.

                                   ARTICLE III

                            JOINT MARKETING AND SALES

        3.1 MARKETING AND SALES PLAN. At the Organizational Meeting, the Alliance Managers, the Integration Managers and such other individuals as the parties deem appropriate, shall begin developing a strategy to implement the plan for the marketing of the Novadigm Products and the OpenView Products and the sales of the Novadigm Products set forth in Sections 3.2 through 3.9 below (the "MARKETING AND SALES PLAN").

        3.2 NOVADIGM SALES SUPPORT. As soon as reasonably practicable after the date of this Agreement, Novadigm shall hire and train five (5) pairs of sales representatives and technical consultants for the purpose of facilitating joint marketing and sales activities between Novadigm and HP. In addition, as soon as reasonably practicable after the date of this Agreement, Novadigm shall identify or hire two (2) relationship managers for the direct HP sales channel, one (1) of which shall be located in the United States and one (1) of which shall be located in Europe, for the purpose of facilitating contracts with, and managing sales activities with, such sales channel, along with appropriate technical backup support.

        3.3 JOINT ANNOUNCEMENT. As soon as reasonably practicable, but in no event later than the second business day after the date of this Agreement, subject to the agreement of both parties and the review of their respective attorneys, the parties shall disseminate publicly a press release disclosing (a) the formation of the Alliance and the parties' commitment thereto, (b) the opportunity for DTA Customers to receive licenses to use Radia and (c) the related investment by HP in Novadigm. On the date of issuance of such press release and for a reasonable period thereafter, senior executive management of each of the parties shall engage in joint press activities to promote the Alliance and shall participate in meetings and conference calls with analysts, value-added resellers, other alliance partners and others to promote the Alliance.


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        3.4 CO-MARKETING OF NOVADIGM PRODUCTS AND OPENVIEW PRODUCTS. Throughout
the term of this Agreement, the parties shall engage in various co-marketing activities pursuant to the Marketing and Sales Plan and otherwise to promote the Alliance, the integrated Novadigm Products and OpenView Products, and Novadigm and HP OpenView as global alliance partners, including:

        (a) on-going periodic references by each party to the Alliance, to its commitment to the products of the other party and to its commitment to the other party as a global alliance partner in press releases; industry trade shows, user conferences, seminars and other similar events; events for value-added resellers and other members of indirect sales channels; marketing literature and other marketing materials; and web sites and the like;

        (b) participation of each party in trade shows, seminars, user conferences, events for value-added resellers and other members of indirect sales channels and other events sponsored by the other party, in each case on the most favorable terms provided by the sponsoring party to its other global alliance partners;

        (c) a prominent statement of support by each party for the Alliance, the other party's products and the other party as a global alliance partner on such party's web site (e.g., www.novadigm.com, in the case of Novadigm, and www.openview.hp.com, in the case of HP OpenView) and a prominent hyperlink to the other party's web site on such party's web site, which statements and hyperlinks shall be maintained at all times during the term of this Agreement;

        (d) listing of the Novadigm Products in all appropriate OpenView product listings of HP, on HP OpenView's web site or otherwise;

        (e) facilitation by HP OpenView of Novadigm's direct marketing mailings to the OpenView customer base on a "blind mailing basis" through an independent mailing house selected by HP OpenView (the direct mailing lists shall contain customer contact information of known customers registered upon initial usage of OpenView Products);

        (f) participation, from time to time during the term of this Agreement, of members of executive management of each party in joint press activities to promote the Alliance, the integrated Novadigm Products and OpenView Products and Novadigm and HP OpenView as global alliance partners and in meetings and conference calls with analysts, value-added resellers and other members of indirect sales channels, other global alliance partners and others to promote the Alliance, the integrated Novadigm Products and OpenView Products and each party as a global alliance partner of the other party;


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        (g)    promotion by HP OpenView of the Novadigm Products as the premier solution for software content and other digital asset management (or other words to similar effect and to the extent warranted by independent sources, e.g., GartnerGroup) to HP's OpenView sales personnel and to its value-added resellers and other members of its indirect sales channels; and

        (h) arranging of joint sales calls or meetings of Novadigm and HP OpenView sales personnel with Customers.

In addition, Novadigm shall use commercially reasonable efforts to cause its sales personnel to (a) inform customers of the Alliance, (b) inform HP OpenView Sales personnel of any customer that expresses an interest in licensing OpenView Products and (c) direct such customer to information sources for OpenView Products (e.g., HP OpenView's web site). Novadigm sales personnel shall not market or promote, to Customers to which such Novadigm sales personnel were introduced by HP OpenView sales personnel, products that are competitive with OpenView Products and shall otherwise endorse OpenView Products to such Customers. In promoting the other party's products and the Alliance, each party shall treat the other party and the other party's products at least as favorably as it does its other global alliance partners and their products.

        3.5    MARKETING MATERIALS AND SUPPORT.

        (a) Novadigm shall provide HP with reasonable quantities of commercially available price schedules, system requirement statements, flyers, brochures and other marketing materials for the Novadigm Products in printed and acceptable electronic formats.

        (b) Novadigm shall provide technical training regarding the Novadigm Products to HP OpenView sales and technical personnel as the parties deem necessary and appropriate to carry out the objectives of the Alliance.

        (c) Novadigm shall provide HP OpenView sales personnel with demonstration materials for the Novadigm Products, with associated manuals and Documentation, in printed and acceptable electronic formats, for purposes of conducting demonstrations of the Novadigm Products to Customers.

        (d) At HP's request, Novadigm shall provide marketing support at conferences, business and trade shows, marketing seminars and the like.


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        3.6    REFERENCE-SELLING OF NOVADIGM PRODUCTS. As further set forth in the Marketing and Sales Plan, HP shall cause its OpenView sales personnel to:

        (a) endorse and promote the Novadigm Products as the premier solution for software content and other digital asset management (or other words to similar effect and to the extent warranted by independent sources, e.g., GartnerGroup) to Customers (including Existing DTA Customers) for use with the OpenView Products (and not on a standalone basis);

        (b) introduce to Novadigm sales personnel any Customer that expresses an interest in Novadigm Products; and

        (c) assist Novadigm sales personnel in licensing Novadigm Products to Customers that express an interest in Novadigm Products, including (i) arranging joint sales calls or meetings of Novadigm and HP OpenView sales personnel with such Customers, (ii) making follow-up sales calls to such Customers, (iii) to the extent requested by such Customers or Novadigm sales personnel, facilitating joint product demonstrations for such Customers and
               (iv) inquiring of Novadigm sales personnel as to whether any further actions of the HP sales personnel would be beneficial, and, to the extent reasonably requested by such Novadigm sales personnel, taking such actions.

        3.7 PRICING OF PRODUCTS. Novadigm shall be responsible for determining all pricing associated with Novadigm Products and HP shall be responsible for all pricing associated with HP Products.

        3.8 LICENSE OF PRODUCTS. Novadigm shall be responsible for the license of Novadigm Products to Customers introduced to Novadigm sales personnel pursuant to Section 3.6. HP shall be responsible for the license of OpenView Products to Customers.

        3.9 LICENSE OF NOVADIGM PRODUCTS BY HP. Notwithstanding the foregoing, in the event a Customer explicitly requests in writing to license Novadigm Products directly from HP, HP shall promptly deliver such written request to Novadigm and Novadigm shall allow HP to re-license and offer support for the relevant Novadigm Products to such Customer pursuant to the terms and conditions of the HP OpenView Resale of Novadigm Products Agreement. Novadigm and HP shall use commercially reasonable efforts to agree upon and finalize, within ninety (90) days of the date of this Agreement, the terms of the HP OpenView Resale of Novadigm Products Agreement, which shall provide, among other things, that (a) HP shall pay a license fee to Novadigm equal to that which Novadigm would charge its customers for a similar license, (b) Novadigm shall deliver the applicable Novadigm Products to HP for delivery by HP to the Customer, unless Novadigm and HP otherwise agree, (c) Novadigm shall provide support to the relevant Customer, unless such Customer explicitly requests in writing to receive support directly from HP, in which case, HP shall provide level 1 support with respect to the relevant Novadigm Products and Novadigm shall provide the equivalent of level 2 support with respect to the relevant Novadigm Products for a specified fee and (d) HP shall notify Novadigm, on a quarterly basis, of all licenses of Novadigm Products by HP pursuant to the HP OpenView Resale of Novadigm Products Agreement during the applicable quarter. In the event that a


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Customer explicitly requests to license Novadigm Products directly from HP in the manner set forth above prior to the finalization of the HP OpenView Resale of Novadigm Products Agreement, Novadigm and HP shall use commercially reasonable efforts to enter into a license in customary form (with price and payment terms to be agreed upon by Novadigm and HP) that would allow Novadigm to re-license and offer support for the relevant Novadigm Products to such Customer. Notwithstanding the foregoing, in no event shall HP solicit any Customer to license Novadigm Products directly from HP.

        3.10   MIGRATION FROM DTA TO RADIA.

        (a) HP and Novadigm, in a manner similar to that set forth in Section 3.4, by oral communications and by written communications in forms approved by Novadigm, shall inform all Existing DTA Customers of the benefits of Radia as the premier solution for software content and other digital asset management (or other words to similar effect and to the extent warranted by independent sources, e.g., GartnerGroup) and that such Customers may receive from Novadigm a license to use Radia under the terms and conditions described in Section 3.10(b), 3.10(c) or 3.10(d), as the case may be.

        (b) During the twelve (12)-month period after the date of this Agreement, Novadigm shall provide to each Customer designated by HP a license to use Radia at that number of desktops (or devices) as such Customer is, as of the date of this Agreement, licensed to use DTA if such Customer (i) is an Existing DTA Customer that is, as of the date of this Agreement, receiving support for DTA from HP under an agreement in full force and effect with HP or a member of HP OpenView's indirect sales channel, (ii) indicates its desire to receive such Radia license within six (6) months of the date of this Agreement, (iii) begins implementation and deployment of such Radia license within twelve (12) months of the date of this Agreement and (iv) enters into a subscription and support agreement with Novadigm for such Radia products for a period of at least twelve (12) months providing for fees payable to Novadigm at an annual rate no higher than that which Novadigm charges its customers.

        (c) During the twelve (12)-month period after the date of this Agreement, Novadigm shall provide to each Customer designated by HP a license, at a discount off the license fees that Novadigm charges its customers for such licenses, to use Radia at that number of desktops (or devices) as such Customer is, as of the date of this Agreement, licensed to use DTA if such Customer (i) is an Existing DTA Customer that is not, as of the date of this Agreement, receiving support for DTA from HP under an agreement in full force and effect with HP or a member of HP OpenView's indirect sales channel, (ii) indicates its desire to receive such Radia license within six (6) months of the date of this Agreement, (iii) begins implementation and deployment of such Radia license within twelve (12) months of the date of this Agreement and (iv) enters into a subscription and support agreement with Novadigm for such Radia products for a period of at least twelve (12) months. In the event a Customer that meets the requirements set forth in subsections (i) through (iv) above explicitly requests in writing to license Radia


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               directly from HP, HP shall promptly deliver such written request to Novadigm and Novadigm shall allow HP to re-license Radia to such Customer for use at that number of desktops (or devices) at which such Customer is, as of the date of this Agreement, licensed to use DTA pursuant to the terms of the HP OpenView Resale of Novadigm Products Agreement or otherwise pursuant to the terms and conditions of Section 3.9.

        (d) HP agrees to use its commercially reasonable efforts to direct Novadigm to provide licenses to use Radia only to Existing DTA Customers at that number of desktops (or devices) as each of such Customers is, as of the date of this Agreement, licensed to use DTA. In the event that HP directs Novadigm to provide a license to use Radia to a Customer that is not an Existing DTA Customer or to an Existing DTA Customer but for the use of Radia at a number of desktops (or devices) which exceeds the number of desktops (or devices) at which such Customer is, as of the date of this Agreement, licensed to use DTA, Novadigm shall not be obligated to provide such license at no additional charge or at a discount, as provided in Sections 3.10(b) or 3.10(c), and may, instead, provide such license at a license fee to be determined by Novadigm.

        (e) In all cases in which Novadigm is not obligated to provide a license to use Radia pursuant to Sections 3.10(b) or 3.10(c), Novadigm may provide licenses to use Radia at license fees to be determined by Novadigm.

        (f) In the event that a Customer makes an inquiry regarding DTA products, or otherwise indicates a desire to license DTA, HP shall (x) inform such Customer of the availability and benefits of Radia, both orally and by delivery of written materials, in a form approved by Novadigm, and (y) direct such Customer to designated Novadigm sales personnel to afford such sales personnel the opportunity to sell Radia to such Customer as an alternative to DTA products.

        (g) Novadigm shall receive all revenues from agreements with DTA Customers for the support of Radia products.

        (h) As soon as reasonably practicable after the date of this Agreement, to the extent that Novadigm and HP jointly determine that the creation of DTA to Radia conversion and migration tools is necessary and feasible, Novadigm and HP shall work together to create such tools, including by devoting such personnel and such financial and other resources as Novadigm and HP jointly determine to be necessary. Novadigm shall own all Intellectual Property Rights embodied in any such tools.

        (i) HP hereby grants Novadigm a non-exclusive, worldwide, royalty-free license to incorporate into Radia, and otherwise use, HP's object code for DTA and other DTA technology (along with the related Documentation) to facilitate the conversion from DTA to Radia described in this Article III. HP shall retain and own all Intellectual Property Rights embodied in DTA and the related Documentation.


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        3.11   MIGRATION FROM ITA TO RADIA.

        (a) Novadigm and HP shall work together to offer Customers the opportunity to migrate from ITA to Radia in a manner similar to the migration process described in this Article III for DTA. Each party will use commercially reasonable efforts to cause each of its deliverables to substantially conform to the Minimum Integration Requirements set forth in Section II of Schedule A attached hereto. The parties will use commercially reasonable efforts to accomplish the migration of Customers from ITA to Radia within three hundred sixty-five (365) days of the date of this Agreement pursuant to the high-level roadmap outlined in Sections II and III of Schedule A.

        (b) Within ninety (90) days of the date of this Agreement, the Alliance Managers, the Integration Representatives and such other individuals as the parties deem appropriate shall develop and document in final form an ITA-to-Radia feature, functionality and migration roadmap. Thereafter, Novadigm and OpenView shall jointly prepare and approve (i) schedule and resource plans for development project(s) to support delivery against the roadmap and (ii) appropriate communications for Customers regarding the migration of Customers from ITA to Radia. Following the determination of a mutually agreed upon date on which the upgrade product for ITA developed pursuant to the roadmap will be available for licensing, Novadigm and HP shall work together to inform ITA Customers about the opportunity to upgrade from ITA to Radia, including by (A) arranging joint sales calls or meetings of HP OpenView and Novadigm sales personnel with such Customers,
               (B) making follow-up sales calls to such Customers, (C) to the extent requested by such Customers or HP sales personnel, facilitating product demonstrations of Radia and (D) to the extent requested by HP sales personnel, taking other reasonable follow-up actions.

                                   ARTICLE IV

                        CONSIDERATION AND RELATED MATTERS

        4.1    ALLIANCE CONSIDERATION.

        (a) In consideration for HP's entering into the Alliance, within three (3) business days from the date of this Agreement, Novadigm shall:

               (i) issue to HP, and deliver to HP a certificate or certificates representing, 940,000 shares of Common Stock (the "CONSIDERATION Shares"); and

               (ii) issue and deliver to HP a warrant (the "WARRANT") to purchase 250,000 shares of Common Stock (the "WARRANT SHARES").


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        (b)    HP represents and warrants to Novadigm that:

               (i) All corporate action on the part of HP, necessary for (A) the authorization, execution, delivery and performance by HP of this Agreement and the Stockholder Rights Agreement and (B) the consummation of the transactions contemplated hereby and thereby has been taken. This Agreement and the Stockholder Rights Agreement are legal, valid and binding obligations of HP, enforceable against HP in accordance with their respective terms, subject to (x) the effect of bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the rights of creditors and
                      (y) general principles of equity, regardless of whether considered in a proceeding at law or in equity.

               (ii) HP (A) has received such documents, materials and information as HP deems necessary or appropriate for evaluation of the Consideration Shares, the Warrant and the Warrant Shares, (B) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Consideration Shares, the Warrant and the Warrant Shares,
                      (C) is an "accredited investor" as such term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended (the "SECURITIES ACT"), and (D) is acquiring the Consideration Shares, the Warrant and the Warrant Shares solely for its own account, for investment and not with a view to the distribution or resale thereof.

               (iii) HP understands that (A) the Consideration Shares, the Warrant and the Warrant Shares will be characterized as "restricted securities" under the Securities Act, inasmuch as they are being acquired from Novadigm in a transaction not involving a public offering, (B) under the Securities Act and applicable regulations thereunder, such securities may be resold without registration under the Securities Act only in certain limited circumstances and (C) certificates for the Consideration Shares, the Warrant and the Warrant Shares shall bear a legend to such effect. HP is familiar with Rule 144 of the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act in general. HP understands that, except as set forth in the Stockholder Rights Agreement dated of even date herewith between the parties (the "STOCKHOLDER RIGHTS AGREEMENT"), Novadigm is under no obligation to register the Consideration Shares, the Warrant or the Warrant Shares under the Securities Act.

               (iv) HP is acquiring the Consideration Shares, the Warrant and the Warrant Shares for investment and has no intention of participating in the formulation, determination or direction of the basic business decisions of Novadigm.

        (c)    Novadigm represents and warrants to HP that:

               (i)    All corporate action on the part of Novadigm necessary for
                      (A) the authorization, execution, delivery and performance by Novadigm of this Agreement, the Stockholder Rights Agreement or the Warrant, (B) the consummation of the transactions contemplated hereby and thereby and (C) the authorization, issuance, reservation for issuance and delivery of the Consideration Shares and the Warrant Shares has been taken. This Agreement, the Stockholder Rights Agreement and the Warrant are legal, valid and binding obligations of Novadigm, enforceable against Novadigm in accordance with their respective terms, subject to (x) the effect of bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the rights of creditors and (y) general principles of equity, regardless of whether considered in a proceeding at law or in equity.

               (ii) The Consideration Shares and the Warrant Shares have been duly and validly reserved for issuance and, in the case of the Consideration Shares, upon execution by HP of this Agreement, and, in the case of the Warrant Shares, upon receipt by Novadigm of the per share purchase price therefor, or upon the automatic conversion thereof, pursuant to the terms of the Warrant, will be duly and validly issued, fully paid, non-accessible and free and clear of all liens.

        4.2    REFERENCE-SELLING CONSIDERATION.

        (a) In consideration for the introductions and assistance described in Section 3.6(c) of HP sales personnel pursuant to Section 3.6, Novadigm shall pay to HP, which shall then promptly pay to the sales personnel of HP providing such introductions and substantial assistance, three percent (3%) of the license fee (which fee shall not include any fees charged by Novadigm for installation, maintenance, support or other services or training of, or with respect to, the licensed Novadigm Product, whether bundled or otherwise) received by Novadigm under each license to use Novadigm Products which (i) results from such introductions and assistance of such sales personnel and (ii) is not with a Customer that had previously licensed a Novadigm Product (the "REFERENCE-SELLING CONSIDERATION"); provided however, that no Reference Selling Consideration shall be payable with respect to licenses to use Radia entered into pursuant to Sections 3.10(b) or 3.10(c).

        (b) Payment to HP sales personnel of the Reference-Selling Consideration by Novadigm in each calendar quarter shall be due forty-five (45) days after the conclusion of each such quarter and shall be accompanied by an activity report containing information reasonably necessary for HP to verify the accuracy of the payment for the quarter in question.

        (c) HP shall cause its sales personnel to notify Novadigm, on a quarterly basis, in writing or via e-mail with a writing to follow, of each Customer that such sales personnel introduced to Novadigm sales personnel.

        (d) Novadigm shall maintain records of transactions resulting from such introductions and provide to HP a quarterly report of those transactions, including dates and details regarding the closing of each transaction, in writing or via e-mail with a writing to follow.

                                    ARTICLE V

                              TERM AND TERMINATION

        5.1 TERM. The initial term of this Agreement shall be from the date hereof and continue until the second anniversary of such date. This Agreement shall be automatically renewed for successive one (1)-year periods thereafter unless terminated at the end of the initial term or any subsequent one (1)-year term by either party by written notice to the other party at least sixty (60) days prior to the end of such term.

        5.2 TERMINATION. This Agreement may be terminated by either party hereto should the other party materially breach this Agreement. The termination of this Agreement shall be effective sixty (60) days after delivery by the non-breaching party of a written notice to the breaching party which describes in reasonable detail the breach (except in the event of a breach of any party of Section 7.1 or a breach of HP of Section 7.2, in which case, the notice period shall be five
(5) days), provided such breach has not been cured within such notice period. This Agreement may also be terminated by Novadigm should HP, within HP OpenView, develop, market, distribute, license or sell (internally or through acquisition, partnership or alliance ) a Competitive Product, which termination shall be effective five (5) days after delivery by Novadigm of written notice to HP which describes in reasonable detail the basis for such termination, provided such basis has not been removed within such notice period.

                                   ARTICLE VI

                          INTELLECTUAL PROPERTY RIGHTS

        6.1 RETENTION OF RIGHTS. As between the parties, Novadigm shall retain and own all Intellectual Property Rights embodied in the Novadigm Products. As between the parties, HP shall retain and own all Intellectual Property Rights embodied in the OpenView Products.

        6.2    ASSIGNMENT OF INTELLECTUAL PROPERTY RIGHTS.

        (a) Novadigm hereby assigns to HP all Intellectual Property Rights in the OpenView Products and in DTA which Novadigm may hereafter acquire as a result of the DTA to Radia conversion, product integration or other efforts under this Agreement.

        (b) HP hereby assigns to Novadigm all of the Intellectual Property Rights in the Novadigm Products which HP may hereafter acquire as a result of the DTA to Radia conversion, product integration or other efforts under this Agreement.

        (c) Each party covenants to perform all acts and execute all documents to perfect any such assignments under this Agreement.

        6.3    OBJECT CODE LICENSE.

        (a) In support of the Integration Plan and the other obligations of the parties hereunder, Novadigm hereby grants HP a non-exclusive, worldwide, royalty-free license to use Novadigm's object code for the Novadigm Products for the limited purpose described in
               Section 2.4 during the term of this Agreement. HP shall be entitled to make no more than a reasonable number of copies of such object code, and the original object code and all copies thereof shall be returned to Novadigm upon termination of this Agreement.

        (b) In support of the Integration Plan and the other obligations of the parties hereunder, HP hereby grants Novadigm a non-exclusive, worldwide, royalty-free license to use HP's object code for the OpenView Products for the limited purpose described in Section
               2.5 during the term of this Agreement. Novadigm shall be entitled to make no more than a reasonable number of copies of such object code, and the original object code and all copies thereof shall be returned to HP upon termination of this Agreement.

        (c) Each of Novadigm and HP agree and covenant to the other that it will not decompile, disassemble or reverse engineer the object code of the other.

        6.4    TRADEMARK AND TRADE NAMES.

        (a) Novadigm authorizes HP to use Novadigm trademarks and trade names associated with the Novadigm Products in advertising and promotional material for the Novadigm Products or the OpenView Products; provided, however, that HP shall adhere to the trademark guidelines of Novadigm as formulated from time to time.

        (b) HP authorizes Novadigm to use HP trademarks and trade names associated with the OpenView Products in advertising and promotional material for the Novadigm Products; provided, however, that Novadigm shall adhere to the trademark guidelines of HP as formulated from time to time.

        (c) Each party agrees to change, at its expense, any such material which the other party, in its sole judgment, determines to be inaccurate, objectionable, misleading or a misuse of the other party's trademarks or trade names.

        (d) The authorizations granted in this Section 6.4 shall terminate automatically upon the termination of this Agreement.

        6.5 NO IMPLIED LICENSES. Except as set forth expressly in this Agreement, neither party, directly or by implication, by estoppel or otherwise, grants to the other party any other rights or licenses under this Agreement.

                                   ARTICLE VII

                        OTHER OBLIGATIONS OF THE PARTIES

        7.1 CONFIDENTIALITY. The parties have exchanged and intend to further exchange information, including Confidential Information, as may be necessary to further the objectives of the Alliance. Each party will hold in confidence and not use or disclose any Confidential Information of the other except as expressly allowed by this Agreement. Such obligation of a party shall not apply to information that (a) has entered or enters the public domain or becomes generally available to the public without breach of this Agreement, (b) is hereafter properly disclosed to such party by a third party, (c) is independently developed by employees or consultants of such party without the use of or reliance upon the other's Confidential Information, (d) is disclosed pursuant to court order or other legal process, or (e) was already in the possession of the receiving party at the time of disclosure. Access to Confidential Information shall not preclude an individual who has seen Confidential Information from working on future projects which relate to similar subject matters, provided that the individual does not make use of, rely upon or reference the Confidential Information.

        7.2    EXCLUSIVITY AND AGREEMENT NOT TO COMPETE.

        (a) HP acknowledges that (i) HP's participation in the Alliance will provide it with Confidential Information concerning the Novadigm Products, (ii) the agreement not to compete contained in this
               Section 7.2 is essential to protect the legitimate business interests of Novadigm and (iii) Novadigm would not have entered into this Agreement, but for the agreement not to compete contained in this Section 7.2.

        (b) HP agrees that, for a period of eighteen (18) months following the date of this Agreement, for an additional period of six (6) months so long as Radia maintains a Competitive Position (as hereinafter defined) and for so long thereafter during the term of this Agreement as HP remains satisfied, in its sole judgment, that this Agreement meets its customer and other business needs with respect to HP OpenView, it will not, within HP OpenView, develop, market, license, distribute or sell (internally or through acquisition, partnership or alliance) any Competitive Product. For purposes hereof, Radia has maintained a "COMPETITIVE POSITION" if, according to the most recent published report of GartnerGroup containing its "software distribution magic quadrant" (the "MAGIC QUADRANT"), Novadigm is not below the median of all companies included in the Magic Quadrant with respect to "completeness of vision" and "ability to execute."

        (c) In the event that HP OpenView is planning to begin, or begins, developing, marketing, licensing, distributing or selling a Competitive Product, HP shall promptly notify Novadigm of such plans or such activity.

        (d) Notwithstanding the provisions of Section 7.2(b) and notwithstanding HP's decision to cease developing, marketing, licensing, distributing and selling DTA, HP shall not be prohibited from licensing DTA to Customers to the extent such Customers request.

        7.3 EQUITABLE REMEDIES. Each of Novadigm and HP acknowledges and agrees that irreparable injury will result to the other party if Novadigm or HP violates any of the terms of Section 7.1 or HP violates any of the terms of
Section 7.2, and that in the event of any such actual or threatened violation of
Section 7.1 by Novadigm or HP or of Section 7.2 by HP, the other party will have no adequate remedy at law. Novadigm and HP accordingly agree that, in the event of any actual or threatened violation by HP or Novadigm of any of Section 7.1 or by HP of any of Section 7.2, the other party will be entitled to immediate injunctive and other equitable relief, without bond and without the necessity of showing actual monetary damages. Nothing in this Section 7.3 will be construed as prohibiting Novadigm or HP from pursuing any other remedies available to it for any such violation or threatened violation, including the recovery of any damages that it is able to prove.

        7.4 REASONABLE BEST EFFORTS. The parties agree to use reasonable best efforts and act in good faith to further the objectives of the Alliance. It is anticipated that each of the parties will expend the time of its employees and other resources, including financial resources, to further the objectives of the Alliance.

        7.5 INTRODUCTIONS. Each party shall introduce and promote the other party to its value-added resellers and other members of its indirect sales channels to assist the other party in establishing direct relationships with such value-added resellers and other members of its indirect sales channels and otherwise encourage such value-added resellers and other members of its indirect sales channels to engage in business with the other party. Each party shall introduce the other party to its other alliance partners, including arranging joint meetings in person or by telephone of Novadigm and HP with such alliance partners, to assist the other party in establishing direct relationships with such alliance partners and shall otherwise encourage such alliance partners to engage in business with the other party.

        7.6 SUPPORT OF PRODUCTS. Any support and maintenance to be provided to Customers with respect to Novadigm Products shall be offered and provided by Novadigm. Any support and maintenance to be provided to Customers with respect to OpenView Products shall be offered and provided by HP.

        7.7 REPLACEMENT OF ALLIANCE MANAGERS AND INTEGRATION REPRESENTATIVES. If a party intends to replace its Alliance Manager or Integration Representative, such party will first notify and consult with the other party in determining an appropriate replacement, which in the case of an Alliance Manager, shall be a management level employee, and in the case of an Integration Representative, shall be a senior software developer.

                                  ARTICLE VIII

                                 INDEMNIFICATION

        Each party ("INDEMNIFYING PARTY") agrees to indemnify, hold harmless and defend the other and its officers, directors and employees (each an "INDEMNIFIED PARTY") from and against any and all losses, claims, damages, demands, actions, judgments, settlements, costs (including reasonable attorneys' fees) and expenses arising out of or in connection with a third party claim that the Indemnifying Party's product infringes an Intellectual Property Right of another, provided that the Indemnifying Party is notified promptly in writing of such claim. The Indemnifying Party shall have the exclusive right to conduct the defense of such action at its expense and with its own attorneys, in its own name or, if necessary, in the Indemnified Party's name, and to make settlements thereof; provided, however, that no compromise or settlement of any claim may be effected by the Indemnifying Party without the Indemnified Party's consent (which will not be unreasonably withheld) unless the sole relief provided is monetary damages that are paid in full by the Indemnifying Party. If the Indemnifying Party assumes the defense of an action, it shall not be liable for
(a) the attorneys' fees of the Indemnified Party, other than reasonable costs of investigation, or (b) any settlement or compromise effected by the Indemnified Party without the Indemnifying Party's consent. If notice is given to the Indemnifying Party of a claim and the Indemnifying Party does not within fifteen
(15) days after such notice, give notice to the Indemnified Party of its intention to assume the defense of such a claim, the Indemnified Party will be entitled to conduct the defense of the claim subject to the Indemnifying Party's indemnification hereunder; provided, however, that any compromise or settlement of the claim shall not be effected without the consent of the Indemnifying Party (which will not be unreasonably withheld). Notwithstanding anything to the contrary above, the Indemnifying Party shall not be liable to the Indemnified Party for any claim of infringement based on the Indemnified Party's (i) use of other than the latest unmodified release of the Indemnifying Party's product available, or (ii) combination of the Indemnifying Party's product with other third-party software if infringement would not have occurred without the combination.

                                   ARTICLE IX

                       DISPUTE RESOLUTION AND LIMITATION OF LIABILITIES

        9.1 DISPUTE RESOLUTION. Any dispute between the parties arising out of this Agreement shall be resolved in accordance with this Section 9.1. In the event that one party (the "NON-BREACHING PARTY") claims that the other party (the "BREACHING PARTY") has breached or violated its obligations, agreements, representations or warranties hereunder (a "CLAIM"), the Non-breaching Party shall deliver written notice to the Breaching Party specifying in reasonable detail the basis for such Claim. The Breaching Party shall have fifteen (15) business days from the date of such notice (the "CURE PERIOD") to remove the basis for such Claim. In the event that the Breaching Party does not remove the basis for such Claim prior to the termination of the Cure Period, the Alliance Managers shall negotiate in good faith to resolve such Claim within ten (10) business days of the termination of such Cure Period. In the event the Alliance Managers are unable to resolve such Claim within such ten (10) business days, the negotiations regarding the Claim shall immediately escalate to representatives of the parties holding positions no less influential than Senior Vice President or General Manager (or comparable position) (the "OFFICERS") and the Officers shall negotiate in good faith to resolve such Claim within five (5) business days of such escalation. If the Officers are unable to resolve such Claim within such five (5) business days, either of the parties shall be entitled to commence litigation, or take such other actions as either of the parties deems appropriate, with respect to such Claim, including with respect to the determination of the date on which the breach or violation which forms a basis for such Claim occurred, in accordance with Sections 10.12 and 10.13. If a Claim cannot be resolved by the Alliance Managers or the Officers, the proceedings occurring pursuant to this Section 9.1 will have been without prejudice to the legal position of either party. Notwithstanding the foregoing, neither party shall be obligated to follow the procedures set forth in this Section 9.1 if such party desires to seek preliminary or temporary relief of an emergency nature, or in the case of a breach or violation or threatened breach or violation of Article VI, Section 7.1 or Article VIII.

        9.2 LIMITATION OF LIABILITIES. Neither party hereto shall be liable to the other party for damages claimed by such other party resulting from a Claim in excess, in the aggregate, of fifteen million dollars ($15,000,000) (the "LIABILITIES LIMITATION"); provided, however, that:

        (a) the Liabilities Limitation shall not apply to Claims by either party (i) resulting from the other party's breach of its obligations, agreements, representations or warranties contained in Article VI or Section 7.1, (ii) for indemnification pursuant to Article VIII or (iii) based on the other party's fraudulent actions, willful or fraudulent misconduct or claims of a similar nature;

        (b) with respect to Claims by each party, other than Claims for direct damages, the Liabilities Limitation applicable to the other party shall decrease by twelve and one-half percent (12.5%) at the end of the three (3) month period beginning on the date of this Agreement and at the end of each consecutive three (3) month period thereafter, provided that the Liabilities Limitation applicable to any Claim shall be the Liabilities Limitation in effect as of the date on which the breach or violation which forms a basis for such Claim occurs;

        (c) with respect to Claims by Novadigm, other than Claims for direct damages, HP may satisfy such Claims by returning to Novadigm that number of Consideration Shares and/or Warrant Shares then held by HP that has a value, based upon a price per share of $20, equal to the amount of such Claims.

                                    ARTICLE X

                                  MISCELLANEOUS

        10.1 EXPENSES. Each of Novadigm and HP shall bear its own expenses in all performance under this Agreement.

        10.2 NOTICES. Any notices required, permitted or desired to be given hereunder shall be delivered personally, sent by overnight courier or mailed, registered or certified mail, return receipt requested, to the following addresses, and shall be deemed to have been received on the day of personal delivery, one (1) business day after deposit with a nationally recognized overnight courier or five (5) business days after deposit in the mail:

        If to Novadigm, to:  Novadigm, Inc.
                             One International Blvd.
                             Suite 200
                             Mahwah, New Jersey 07495
                             Attention:  Albion J. Fitzgerald
                             Attention:  Robert B. Anderson

        with a copy to:      Katten Muchin Zavis
                             525 West Monroe
                             Suite 1600
                             Chicago, Illinois 60661
                             Attention:  Mark D. Wood, Esq.

         If to HP, to:       Hewlett-Packard Company
                             3000 Hanover Street, MS 20 BQ
                             Palo Alto, California 94304
                             Attention:  Brad Maihack
                             Attention:  Charles N. Charnas, Esq.

        with copies to:      Hewlett-Packard Company
                             3000 Hanover Street, MS 20 BT
                             Palo Alto, California 94304
                             Attention:  C.D. Portfolio

                             Skadden, Arps, Slate, Meagher & Flom LLP
                             525 University Avenue
                             Suite 220
                             Palo Alto, California 94301
                             Attention:  Kenton J. King, Esq.

or to such other address as any party may specify in a written notice given to the other parties hereto.

        10.3 RELATIONSHIP OF PARTIES. Novadigm and HP are independent parties. Nothing in this Agreement is intended to make either party an agent, partner, employee, joint venturer or legal representative of the other party. Neither party shall have, nor represent itself to have, any authority to bind the other party or to act on its behalf. Accordingly, personnel supplied by either party will be deemed employees of the supplying party and will not for any purpose be considered to be employees of the other party or have any authority to act on behalf of the other party except as otherwise specifically provided for in this Agreement

        10.4 ENTIRE AGREEMENT. This Agreement and the Stockholder Rights Agreement and the Warrant, together with all schedules and exhibits hereto and thereto, all other documents expressly referred to herein and therein and all documents delivered contemporaneously herewith or therewith, constitute the final agreement of the parties concerning the matters referred to in those agreements and supersede all prior agreements and understandings, including the Confidential Disclosure Agreement effective December 22, 1999 between Novadigm and HP.

        10.5 HEADINGS. Headings in this Agreement are for convenience of reference only and are not to be used to interpret this Agreement.

        10.6 SEVERABILITY. If any term or provision of this Agreement shall be found to be illegal or unenforceable, then, notwithstanding such finding, this Agreement shall remain in full force and effect and such term or provision shall be deemed stricken or modified as necessary, provided that the intent of this Agreement is maintained.

        10.7 ASSIGNMENT. This Agreement (including any grant of license) shall not be assigned or transferred by either party without the prior written consent of the other party.

        10.8 SUCCESSORS AND ASSIGNS. This Agreement will bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto, whether so expressed or not.

        10.9 AMENDMENT. This Agreement can only be modified by a written agreement duly signed by the parties hereto.

        10.10 WAIVER. No failure to exercise, and no delay in exercising, on the part of either party, any power or any rights hereunder will operate as a waiver thereof, nor will any single or partial exercise of any right or power hereunder preclude further exercise of any other right hereunder.

        10.11 SURVIVABILITY. Section 7.1, Section 7.2 (if this Agreement is terminated within two years of the date hereof), Article VIII, Article IX and
Article X shall survive the termination of this Agreement.

        10.12 GOVERNING LAW. This Agreement shall be deemed to have been made in and shall be construed pursuant to the laws of the State of Delaware, without regard to conflicts of law provisions thereof.

        10.13 VENUE. Any litigation instituted by one party against the other party relating to a Claim must be filed before a court of competent jurisdiction in the State of California, County of Santa Clara.

        10.14 COUNTERPARTS. This Agreement may be executed in two counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

                                   SCHEDULE A

                        MINIMUM INTEGRATION REQUIREMENTS

I.      BASE-LEVEL INTEGRATION OF NOVADIGM PRODUCT INTO OPENVIEW PORTFOLIO
        PRODUCTS

        A.     VantagePoint context sensitive console launch

        B.     VantagePoint/NNM inventory import

        C.     Venture (GUI) integration

        D.     Service Desk integration - for example:

               1.     Context-sensitive console launch

               2. Generate actual vs desired CI-level configuration (for remote trouble-shooting)

               3. Remotely trigger agent to investigate & correct actual to desired state; roll forward and roll back, etc.

II.     ITA PRODUCT REPLACEMENT

        A.     Enhanced inventory

               1.     Platforms (3)

                      a.     HP-UX

                      b.     Solaris

                      c.     AIX

                      d.     Win/NT

               2.     Scope

                      a. Add agent collection methods for missing inventory attributes (system software, system hardware, natively installed applications, etc - 100+ additional attributes) for UNIX platforms (1a-c)

                      b. Add "out-of-the-box" population of SQL database with inventory attributes from all 4 platforms

        B.     Support SD packages (similar to current MSI support)

               1.     Platforms (3)

                      a.     HP-UX

                      b.     Solaris

                      c.     AIX

               2.     Scope

                      a. Support SD (POSIX format) packages in "MSI" mode (i.e., Novadigm s/w can interpret information presented externally by SD package). Scalability and configuration management features of Novadigm products should work.

        C.     User/access management

               1.     Platforms (5)

                      a.     HP-UX

                      b.     Solaris

                      c.     AIX

                      d.     NT/Win 2K

                      e.     Oracle on HP-UX and NT

               2.     Scope

                      a. User/account management inventory collection methods added on UNIX platforms above.

                      b. Add account management inventory collection methods for NT/Win 2K (domain level) and Oracle (on HP-UX and NT).

                      c. Add account management action (add/modify/delete) methods for all 5 platforms.

                      d. Add/modify user management attributes to directory service interface and traversal.

III.    ITA TO NOVADIGM MIGRATION

        A.     Software depot conversion - tools or documentation

        B. Management server infrastructure conversion/mapping - documentation

        C.     Deployment of Novadigm solution - documentation

        D. Training for users/administrators on new use models - documentation

        E.     ITA to Novadigm model conversion - tools or documentation